Exhibit B

List of Directors and Executive Officers of the Reporting Persons

Directors and Executive Officers of CARTECH HOLDING COMOPANY

The business address of the following director is Building C1, QUST National Science Park, Guangsheng Road, Chengyang District, Qingdao 266108, Shandong Province, the People's Republic of China.

Director:

Name	Citizenship
Chi LIU	PRC

Executive Officers:

N/A

Directors and Executive Officers of CARTECH INVESTMENT MANAGEMENT COMPANY

The business address of the following director is Building C1, QUST National Science Park, Guangsheng Road, Chengyang District, Qingdao 266108, Shandong Province, the People's Republic of China.

Director:

Name	**Citizenship**
Chi LIU	PRC

Executive Officers:

N/A

Directors and Executive Officers of Qingdao Cartech Ecological Technology Co., Ltd.

The business address of each of the following director and executive officer is Haier Branding Center, 1 Haier Road, Laoshan District, Qingdao 266100, Shandong Province, the People's Republic of China.

Director:

Name	Citizenship
Chi LIU	PRC

Executive Officer:

Name	Citizenship
Shenglei ZHOU (General Manager)	PRC
Chi LIU (Legal Representative)	PRC

Directors and Executive Officers of Haier COSMOPlat Ecological Technology Co., Ltd.

The business address of each of the following directors and executive officers is Haier Branding Center, 1 Haier Road, Laoshan District, Qingdao 266100, Shandong Province, the People's Republic of China.

Directors:

Name	Citizenship
Yunjie ZHOU	PRC
Lixia TAN	PRC
Bo ZHAN	PRC
Chi LIU	PRC
Haishan LIANG	PRC

Executive Officer:

Name	Citizenship
Bo ZHAN (General Manager)	PRC
Yunjie ZHOU (Legal Representative)	PRC

Directors and Executive Officers of Haier Group Corporation

The business address of each of the following directors and executive officers is Haier Industrial Park, Haier Road, Qingdao Hi-tech Park, Qingdao 266101, Shandong Province, the People's Republic of China.

Directors:

Name	Citizenship
Yunjie ZHOU	PRC
Haishan LIANG	PRC
Lixia TAN	PRC
Huagang LI	PRC
Bo ZHAN	PRC
Chi LIU	PRC
Zhonghua SHENG	PRC

Executive Officers:

Name	Citizenship
Yunjie ZHOU (CEO and Legal Representative)	PRC
Haishan LIANG (President)	PRC